# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BK Technologies Corporation, CIK 0000002186
CUSIP: 05587G203
Title of class of securities: Common Stock, par value $0.60 per share
Address of issuer's principal executive offices: 7100 Technology Drive, West Melbourne, Florida (FL), 32904
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001315863-25-000231
Filed by CIK 0002058477

## Reporting persons
- Hilve Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); sole voting power 220,833; shared voting power 0; sole dispositive power 220,833; shared dispositive power 0; aggregate amount beneficially owned 220,833 (6% of the class)
- Valdor Global DMCC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 32,331; shared voting power 0; sole dispositive power 32,331; shared dispositive power 0; aggregate amount beneficially owned 32,331 (0.9% of the class)
- Mikhail Stiskin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 253,164; shared voting power 0; sole dispositive power 253,164; shared dispositive power 0; aggregate amount beneficially owned 253,164 (6.9% of the class)

## Item 1. Issuer
Name of issuer: BK Technologies Corporation
Address of issuer's principal executive offices: 7100 Technology Drive, West Melbourne, Florida, 32904

## Item 2. Person Filing
Name of person filing: (i) Hilve Holdings Limited, (ii) Valdor Global DMCC, and (iii) Mikhail Stiskin (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Hilve Holdings Ltd.: Spyrou Araouzou, 25, Beregaria 25, 5th Floor, Office 2, 3036, Limassol, Republic of Cyprus,
(ii) For Valdor Global DMCC: Unit No: 1389, DMCC Business Centre, Level No 1, Jewellery & Gemplex 3, Dubai, United Arab Emirates, and
(iii) For Mikhail Stiskin: Onisilou, 8A, Rita Court 1, Block B, Flat/Office 208, Agios Tychonas, 4532, Limassol, Republic of Cyprus.
Citizenship: (i) Hilve Holdings Limited was established under the laws of the Republic of Cyprus, (ii) Valdor Global DMCC was established under the laws of the Emirate of Dubai, United Arab Emirates, and (iii) Mikhail Stiskin is a citizen of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Hilve Holdings Limited directly holds 220,833 shares of Common Stock, par value $0.60 per share ("Common Stock"), of BK Technologies Corporation (the "Issuer"). Valdor Global DMCC directly holds 32,331 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Limited and Valdor Global DMCC, may be deemed the beneficial owner of 253,164 shares of Common Stock held by Hilve Holdings Limited and Valdor Global DMCC.
Percent of class: Hilve Holdings Limited may be deemed the beneficial owner of 6.0% of the outstanding shares of Common Stock of the Issuer. Valdor Global DMCC may be deemed the beneficial owner of 0.9% of the outstanding shares of Common Stock of the Issuer. Mikhail Stiskin may be deemed the beneficial owner of 6.9% of the outstanding shares of Common Stock. Such percentages are based on 3,673,594 shares of Common Stock of the Issuer outstanding as of May 8, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.
Sole power to vote or to direct the vote: As of the date hereof, Hilve Holdings Limited has the sole power to vote or to direct the vote of 220,833 shares of Common Stock of the Issuer. Valdor Global DMCC has the sole power to vote or to direct the vote of 32,331 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Limited and Valdor Global DMCC, has the sole power to vote or to direct the vote of 253,164 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, Hilve Holdings Limited has the sole power to dispose or to direct the disposition of 220,833 shares of Common Stock of the Issuer. Valdor Global DMCC has the sole power to dispose or to direct the disposition of 32,331 shares of Common Stock of the Issuer. Mikhail Stiskin has the sole power to dispose or to direct the disposition of 253,164 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons has shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hilve Holdings Limited: /s/ Asya Andreeva, Asya Andreeva / Director (08/05/2025)
- Valdor Global DMCC: /s/ Marina Mackinder, Marina Mackinder / Manager (08/05/2025)
- Mikhail Stiskin: /s/ Mikhail Stiskin, Mikhail Stiskin/ Self (08/05/2025)